80 Arkay Drive, Suite 110

Hauppauge, New York 11788

February 19, 2014

Catherine Gordon

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:

Rogé Partners Fund (the “Fund”)
SEC File Numbers: 333-114860 and 811-21571

Dear Ms. Gordon:

On February 7, 2014, Rogé Partners Funds (the “Registrant”) filed a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) on behalf of the Fund.  The Proxy Statement relates to a special meeting of the Fund’s shareholders to consider approval of an Agreement and Plan of Reorganization to reorganize the Fund into a newly formed series of Northern Lights Fund Trust III (the “Reorganization”). You recently provided comments by phone to James Ash.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Gemini Fund Services, LLC to make on behalf of the Registrant.

Cover Page

Comment 1.

Please explain why a proxy filing on Schedule 14A for this proposed Reorganization is appropriate rather than registration on Form N-14.

Response:  The investment objectives, investment strategies and investment restrictions of the new Fund and the existing Fund are identical.  The only material differences between the Funds are the composition of the Board of Trustees and the identity of certain of the service providers.  Because shareholders are not being asked to make a new investment decision, Rule 145 under the Securities Act of 1933 and staff no-action letters indicate that an N-14 is not required.  See Cigna Aggressive Growth Fund (pub. avail. February 15, 1985); Scudder Common Stock Fund, Inc. (pub. avail. October 10, 1984); Lazard Freres Institutional Fund, Inc. (pub. avail. February 26, 1987); Massachusetts Financial Development Fund, Inc. (pub. avail. January 10, 1985); Frank Russell Investment Company (pub. avail. December 3, 1984); John Hancock Bond Fund, Inc. (pub. avail. November 29, 1984); United Gold Shares, Inc. (pub. avail. September 17, 1984).  Finally, the staff has taken the position that when changes in a fund's legal form do not materially change an investor's interests, no investor protection purpose would be served by requiring registration on Form N-14.  See Rydex Advisor Variable Annuity Account (pub. avail. September 28, 1998).

Comment 2.

Please confirm that the expense limitation agreement for the Fund under Northern Lights Fund Trust III will be in place for at least 12 months from the date of the shareholder meeting.

Response:  The Registrant so confirms.

Comment. 3.

Please explain any differences in the Northern Lights Fund Trust III’s Declaration of Trust or Bylaws, as compared to the Registrant’s organizational documents, including anything that could be considered a material change to shareholder rights, including voting rights or calculation of losses.

Response:  As stated on page 9 of the proxy in “Comparison of the Rogé Fund and the New Fund – Form of Organization”, the governing documents of the Funds are substantially similar. There are no material differences; however, the time required for the setting of a record date is changing from 90 days to 180 days prior to a shareholder meeting.

The Registrant has authorized Gemini Fund Services, LLC to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call me at (631) 470-2619.

Very truly yours,

/s/James Ash

James P. Ash, Esq.

Senior Vice President

Gemini Fund Services, LLC